08029248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Fifth Avenue, 28th Floor
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Macari, Chief Operating Officer — (212) 218-4477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, suite 300	Vienna	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/26/08

OATH OR AFFIRMATION

I, Joe Macari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH CHAN
Notary Public, State of New York
01CH6020174, Kings County
Expires 02/22/11

Signature
COO, Hudson Housing Securities LLC
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

HUDSON HOUSING SECURITIES LLC

DECEMBER 31, 2007

Hudson Housing Securities LLC

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2737

Tel: (703) 744-6700
Fax: (703) 744-6701
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Hudson Housing Securities LLC

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC, a wholly-owned subsidiary of Hudson Housing Capital LLC, as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Housing Securities LLC as of December 31, 2007, and the results of its operations, changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Vienna, Virginia
February 26, 2008

Hudson Housing Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	443,588
Fees receivable		132,906
Total assets	$	576,494

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	5,553
Total liabilities		5,553
Member's equity		570,941
Total liabilities and member's equity	$	576,494

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF INCOME

Year ended December 31, 2007

Revenue	
Placement fees	$ 1,412,620
Total revenue	1,412,620
Expense	
Dues and filing fees	1,861
Professional fees	34,319
Occupancy	38,052
Salaries	347,488
Travel	43,285
Miscellaneous	34,482
Total expenses	499,487
	913,133
Other income	39,879
Net income	$ 953,012

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2007

Balance, December 31, 2006	$	398,591
Distributions		(780,662)
Net income		953,012
Balance, December 31, 2007	$	570,941

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	953,012
Increase in fees receivable		(132,906)
Increase in accounts payable		783
Net cash provided by operating activities		820,889
Cash flows from financing activities		
Distributions		(780,662)
Repayment of advances from affiliate, net		(56,742)
Net cash used in financing activities		(837,404)
NET DECREASE IN CASH		(16,515)
Cash, beginning of year		460,103
Cash, end of year	$	443,588

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

Hudson Housing Securities LLC (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Hudson Housing Capital LLC ("Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company remains in effect in perpetuity unless earlier terminated in accordance with their respective Limited Liability Company Agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fees Receivable

Fees receivable consists of placement fees due from affiliated investor limited partnerships.

Revenue Recognition

The Company earns substantially all of its revenue through fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. Revenue is recognized upon admission of limited partners in the affiliated investor limited partnership.

Income Taxes

The Company is a Limited Liability Company ("LLC"), which has elected to be treated as a partnership for federal and state income tax purposes. As a disregarded entity for tax purposes, the Company is consolidated into the Hudson tax return. Members of Hudson are taxed on the Company's flow through income or loss. Accordingly, the Company does not record a provision for federal and state income taxes. Hudson is subject to the Unincorporated Business Tax and Commercial Rent Tax assessed by the City of New York. In accordance with note 2, a portion of these City of New York taxes have been allocated to the Company.

Other Income

Other income consists of a one-time payment in 2007 from FINRA in connection with the consolidation of NASD and NYSE Regulation.

2. Related Party Agreements

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2007 the Company has fully reimbursed Hudson for such costs paid on behalf of the Company. During the year ended December 31, 2007, these services totaled $499,487.

3. Concentration of Credit Risk

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

4. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as the FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2007, the Company had net capital of $438,035. The Company had indebtedness of $5,553 at December 31, 2007, and, accordingly, the ratio of aggregate indebtedness to net capital was .01-to-1 at December 31, 2007.

SUPPLEMENTAL INFORMATION

Hudson Housing Securities LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

COMPUTATION OF NET CAPITAL

Line		
1. Total ownership equity from statement of financial condition	$	570,941
5. Total capital and allowable subordinated liabilities		570,941
6. Deduction: Nonallowable assets		132,906
10. Net capital	$	438,035

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line		
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	370
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	433,035
15. Excess net capital at 1000%	$	437,480

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	5,553
20. Percentage of aggregate indebtedness to net capital		1%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2007

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Hudson Housing Securities LLC

SIPC ASSESSMENT

December 31, 2007

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2007. This assessment has been paid as of December 31, 2007.

Reznick Group

Reznick Group, P.C.
8045 Leesburg Pike
Suite 300
Vienna, VA 22182-2737

Tel: (703) 744-6700
Fax: (703) 744-6701
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Hudson Housing Securities LLC

In planning and performing our audit of the financial statements of Hudson Housing Securities LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Atlanta ■ Austin ■ Baltimore ■ Bethesda ■ Birmingham ■ Charlotte ■ Chicago ■ Los Angeles ■ Sacramento ■ Tysons Corner

Reznick Group

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Vienna, Virginia
February 26, 2008

END